September 11, 2025

Frank Orzechowski
Chief Financial Officer
NextTrip, Inc.
3900 Paseo del Sol
Santa Fe, New Mexico 87507

       Re: NextTrip, Inc.
           Proxy Statement on Schedule 14A
           Filed August 15, 2025
           File No. 001-38015
Dear Frank Orzechowski:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Proxy Statement on Schedule 14A
Proposal 3: Approval of the Issuance of More Than 19.99%, page 12

1. Please revise to illustrate how the issuance of the underlying shares would increase the percentage of common shares beneficially owned by the holders of your Series J,
       K, L, M, M, N, O and P preferred stock and warrants and notes, including your officers and directors and principal shareholders.
2. We note your disclosure with respect to the Series K preferred, warrant, and unsecured promissory note offering. Please revise to clarify when the $1,000,000 and
       $220,000 loans were made. In addition, please identify the note holders. Also, please revise to clarify the operation of the cashless exercise feature for the "half-cashless warrants", filed as Ex. 4.3 to the Form 8-K filed on January 3, 2025. In this regard, we note that the value of a share is to be determined by the board of directors. Please explain. Also, please highlight any similar conversion features in the other securities subject to this proposal 3.
3. We note that this proposal 3 relates to the Series J, K, L, M, N, O, and P preferred offerings (including applicable debt conversions, warrant offerings, and note
 September 11, 2025
Page 2

       offerings) (together, "the offerings"). Please clarify whether the offerings covered by this proposal 3 are dependent upon or otherwise related to each other. In addition, please clarify whether the shares issuable pursuant to each offering exceed the Nasdaq threshold requiring a shareholder vote; or, alternatively, whether the offerings only exceed the Nasdaq threshold when viewed together (i.e., in the aggregate). With respect to these calculations, please disclose the percentage of outstanding common stock issuable upon conversion pursuant to each offering.
Proposal 4: Approval of the Issuance of Common Stock to Certain Insiders, page
19

4. Please revise your disclosure to clarify the significance of whether the issuance of the shares of common stock upon conversion of the Series L Preferred to Messrs. Kerby and/or Monaco is treated as equity compensation. Specifically, your disclosure states that the issuance is deemed equity compensation because your shares are listed.
       However, you also state that you do not intend for the shares underlying the Series L
       offering to be deemed    equity compensation.    As this disclosure may
be confusing to
       investors, please clarify how your intent (that the shares not be deemed equity
       compensation   ) affects this proposal. In that regard, please also (i)
quantify the
       amount of the deemed equity compensation, if possible, and (ii) clarify whether there
       is a scenario in which the shares may not be deemed    equity
compensation    (and, if
       so, whether you may, under that scenario, issue the shares regardless of whether the shareholders vote in favor of this proposal).
5. Please revise to clearly state how the issuance of shares to your insiders would increase the percentage of common stock holdings of Mr. Kerby and Mr. Monaco if the proposals are approved. In this regard, please also consider comment 1 above.
       Also, revise the second paragraph under    Reasons for Stockholder
Approval    to
       disclose the conversion price and the price on the trading day immediately prior to entry into the agreement.
Proposal 5: Approval of the Issuance of More Than 19.99%, page 20

6. Please revise the third-to-last paragraph on page 20 to clarify the reference to October
       7, 2025.
Security Ownership of Certain Beneficial Owners and Management and Related Stockholders
Matters, page 42

7. Revise your beneficial ownership tables to ensure you have disclosed for each entity the natural person or persons who directly or indirectly exercise(s) sole or shared voting or investment control. Refer to Item 403 of Regulation S-K.
General

8. Please ensure that your disclosures regarding the matters described in this proxy statement are consistent with disclosures provided in the pending S-1 registration statement.
 September 11, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Morris at 202-551-3314 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation